Exhibit 99.1

Dollar Tree Provides Mid-Quarter Business Update

CHESAPEAKE, Va. - October 5, 2006 - Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's largest $1.00 discount variety store chain, provided its Mid-Quarter Business Update on a pre-recorded message by Kent Kleeberger, Dollar Tree's Chief Financial Officer.

Mr. Kleeberger stated that, as of October 5, 2006, third quarter sales may be characterized as in line with the Company's previously announced sales guidance of $895 to $915 million.

Interested parties may dial 757-321-5873 for the Company's pre-recorded message.

The Company's official sales release for third quarter is scheduled for Thursday, November 2, 2006, before market opening.

Dollar Tree Stores is the nation's largest $1.00 discount variety store chain. As of October 5, 2006, Dollar Tree operated 3,175 stores in 48 states, compared to 2,884 stores in 48 states at October 6, 2005.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward -looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward - looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, outlook, or estimate. For example, our forward - looking statements include statements regarding our expectations for third-quarter 2006 sales. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed April 12, 2006 and our Quarterly Report on Form 10-Q filed September 7, 2006. In light of these risks and uncertainties, the future events, developments or results described by our forward - looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward - looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
             Timothy J. Reid
             757-321-5284
             www.DollarTree.com

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